Hypo Real Estate

HOLDING

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.





Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse
@HypoRealEstate.com

**Rule 12g3-2(b) File No.
82-34748**

Date 02 October 2006

**Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748**

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Kay Amelungse

Heike Theißing

Enclosures

(1) 13 September 2006 Press release: Hypo Real Estate Bank International AG (Stuttgart) issued a USD Senior Unsecured Benchmark of USD 1.0 billion

(2) 21 September 2006 Press release: Hypo Real Estate Capital Corporation provides construction financing for Downtown Chicago luxury apartment/condo hotel project

(3) 25 September 2006	Press release: Natexis Banques Populaires and Hypo Real Estate Bank International: Successful completion of a joint €100 million construction financing for Lucia SA and SITQ International
(4) 26 September 2006	Press release: Hypo Real Estate Capital Corporation syndicates $240 million of a $537 million loan for Trump International Hotel & Tower, Las Vegas
(5) 27 September 2006	Financial calendar 2007.
(6) 02 October 2006	Third Investors' Day of the Hypo Real Estate Group • Confirmation of forecast for the year 2006 • Return on equity after taxes expected to rise to more than 13% in 2009 • Four initiatives for further profitable growth

RECEIVED
2006 OCT -5 A 11:47
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Presseinformation

Hypo Real Estate Bank International AG (Stuttgart) emittiert ungedeckte USD-Benchmarkanleihe in Höhe von 1 Mrd. USD

- **Reoffer-Spread plus 20 bp**
- **Reoffer-Preis: 99,93%**
- **Erste ungedeckte Benchmarkanleihe der Hypo Real Estate Bank International**

Stuttgart/München, 13.09.2006: Die Hypo Real Estate Bank International AG (Stuttgart) hat ihre erste ungedeckte USD-Benchmarkanleihe emittiert. Die Anleihe hat ein Emissionsvolumen von 1 Mrd. USD bei einer Laufzeit von 3 Jahren und einen Kupon von 3-Monats-USD-Libor + 0,175%. Der Reoffer-Spread liegt bei 20 Basispunkten (bp) über dem 3-Monats-USD-Libor. Der Reoffer-Preis beträgt 99,93%. Kleinste handelbare Einheit sind 100.000 USD. Die ungedeckte Anleihe der Hypo Real Estate Bank International AG ist von S&P mit A-, von Moody`s mit einem A2 und von DBRS mit A bewertet.

Die Platzierung erfolgt durch ein Konsortium. Lead-Manager sind die Deutsche Bank, JP Morgan, HSBC und Merrill Lynch. In Deutschland wurden 36% platziert gefolgt von Großbritannien mit 30%, Asien mit 16%, Frankreich mit 9%, Skandinavien mit 5%, BeNeLux mit 3% und der Rest konnte in osteuropäische Länder abgesetzt werden.

Fälligkeit:	**21.09.2009**
Valutatag:	**21.09.2006**
WKN:	**A0KAJM**
Serie:	**436**

Hypo Real Estate Bank International AG

Die **Hypo Real Estate Bank International AG** (Stuttgart) ist Teil der Hypo Real Estate Group. Diese ist einer der größten europäischen Anbieter von gewerblichen Immobilienfinanzierungen und besteht aus der börsennotierten, operativ nicht tätigen Holding, der **Hypo Real Estate Holding AG** mit Sitz in München, sowie operativen Geschäftseinheiten. Neben der **Hypo Real Estate Bank International AG**, in der die internationalen Immobilienfinanzierungsaktivitäten der Gruppe gebündelt sind, ist die **Hypo Real Estate Bank AG** (München) das Kompetenzcenter

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 München

für den deutschen Markt. Das Public Finance sowie das Capital Markets Geschäft wird in der **Hypo Public Finance Bank** (Dublin) betrieben.

Ansprechpartner für die Presse:
Hypo Real Estate Group
Oliver Gruß
Fon: +49 (0)89 203007 774
Fax: +49 (0)89 203007 772
E-Mail: doris.linder@hyporealstate.com

Press release

Hypo Real Estate Capital Corporation provides construction financing for Downtown Chicago luxury apartment/condo hotel project

New York, Munich, 21 September 2006: Hypo Real Estate Capital Corporation ("HRECC"), the New York-based subsidiary of Hypo Real Estate Bank International and one of the leading financial institutions in the United States commercial real estate industry – has closed a $203 million floating-rate construction loan for the Elysian Hotel and Private Residences – an ultra-luxury hotel condominium and residential project in Chicago's prestigious Gold Coast neighborhood. The loan is for three years, with a one-year extension option. The transaction closed on August 31, 2006.

The borrower was First Elysian Properties, LLC, a joint venture consisting of the Elysian Development Group, Golub & Company, and an affiliate of Arcapita, Inc. ("Arcapita"). Arcapita, the majority equity partner, is based in Atlanta. Elysian and Golub are prominent Chicago-based real estate developers.

The flagship for a new ultra-luxury hotel brand, the Elysian Hotel and Private Residences will be a 60-story ultra-luxury condo-hotel tower located on East Walton Street, in the heart of Chicago's Gold Coast. The project includes 51 residences and 188 fully furnished condo hotel suites available for sale, ground floor retail space, a luxury health club and spa, several restaurants and a subterranean parking garage.

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

"We are very pleased to be financing what will be Chicago's premier new luxury residential property," said Evan F. Denner, Deputy CEO of Hypo Real Estate Capital Corporation. "Given that it is already 67 percent sold, it clearly will be a very successful project. We continue to look for opportunities to establish and then build upon relationships with high quality sponsors."

Notes to editors:

About Hypo Real Estate Capital Corporation

Hypo Real Estate Capital Corporation, a subsidiary of Hypo Real Estate Bank International, is one of the leading lenders in the United States commercial real estate marketplace. Hypo Real Estate Capital provides innovative financial solutions for a prestigious client base throughout the U.S. Over the last five years, the firm has closed more than $22 billion of loans. Headquartered in New York, Hypo Real Estate Capital is active in all markets across the U.S.

Hypo Real Estate Group

The Hypo Real Estate Group (HREG) is one of the largest European providers of commercial real estate financing. The group consists of the non-operational listed holding company, namely Hypo Real Estate Holding AG based in Munich, and three operational entities. The Hypo Real Estate Bank International AG (Stuttgart) combines the international real estate financing activities. The centre of competence for the German market is Hypo Real Estate Bank AG based in Munich. Hypo Public Finance Bank (Dublin) combines public finance and Capital Markets activities.

Press contact:

Hypo Real Estate Group:
Oliver Gruß
Phone: +49 (0) 89 203007 781
Fax: +49 (0) 89 203007 772
E-mail: oliver.gruss@hyporealestate.com

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Press release

Natexis Banques Populaires and Hypo Real Estate Bank International: Successful completion of a joint €100 million construction financing for Lucia SA and SITQ International

Paris/Munich/Stuttgart, 25 September 2006: Natexis Banques Populaires and Hypo Real Estate Bank International announce today that they have co-arranged on a 50/50 basis a €100 million construction financing and guarantee package for the construction of "Tower B" at La Défense, Paris. The transaction closed on 8th September 2006.

The sponsors of this transaction are Lucia SA (a listed property company controlled by the Colony Investors III fund) and SITQ International, a subsidiary of Caisse de dépot et placement du Québec, both are advised by Rothschild.

In February 2005, Natexis Banques Populaires and Hypo Real Estate Bank International provided financing for the construction of the "T1 Tower" which, when complete, will provide approx. 70,000 m² SHON of class A office space over 36 floors. "Tower B", the second at the site which is within La Défense, next to the Grande Arche, will provide approx. 22,000 m² SHON of lettable office space.

Construction will be carried out by a group of European contractors led by Bouygues Ile de France and practical completion is targeted for the end of June 2008.

Commenting, Harin Thaker, CEO Europe, said: "We are proud to have been mandated to jointly arrange the financing for the second stage of this prime development in one of Europe's most important business districts."

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Commenting, Bertrand Carrez, Head of Real Estate Finance of Natexis Banques Populaires, said: "We are very happy to reinforce our partnership with those first-rank real estate investors, especially concerning this project, which represents a reference on the French real estate market. This Co-arrangement mandate demonstrates the trust of our clients, which we are proud of."

Press contact:
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Notes to editors:

Hypo Real Estate Group

The **Hypo Real Estate Group** (HREG) is one of the largest European providers of commercial real estate financing. The group consists of the non-operational listed holding company, namely **Hypo Real Estate Holding AG** based in Munich, and three operational entities. The **Hypo Real Estate Bank International AG** (Stuttgart) combines the international real estate financing activities. The centre of competence for the German market is **Hypo Real Estate Bank AG** based in Munich. **Hypo Public Finance Bank** (Dublin) combines public finance and Capital Markets activities.

Press release

Hypo Real Estate Capital Corporation syndicates $240 million of a $537 million loan for Trump International Hotel & Tower, Las Vegas

New York, Munich, 26 September 2006 – Hypo Real Estate Capital Corporation ("HRECC"), the New York-based subsidiary of Hypo Real Estate Bank International and one of the leading financial institutions in the United States commercial real estate industry – announced that on September 1, 2006, it successfully closed on the $240 million syndication of a $537 million construction loan for Trump International Hotel & Tower, Las Vegas -- a luxury condominium/hotel project located steps from the Las Vegas Strip in the newest growth area for the city's resort corridor. The loan syndicate includes seven financial institutions, both domestic and international, five of which are new clients to Hypo Real Estate Capital Corporation.

Donald J. Trump is developing Trump International Hotel & Tower in partnership with Phillip G. Ruffin, owner of the Frontier Hotel and Casino. Like the project itself, the loan syndication was very well received. This is owing to the reputation and experience of the sponsors and development team, tremendous pre-sale activity – with over 90% of the condominium units pre-sold -- the project location and the overall structure of the loan. The project was subject to minimal construction risk, with construction costs locked in prior to most competing projects in Las Vegas.

Located on 3.46 acres on Fashion Show Drive in Las Vegas, NV, the luxury condominium/hotel project will include a 645-foot-high tower containing 1,282 private units.

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

The tower, offering panoramic views of the Las Vegas cityscape and amenitized with white glove concierge service, private spa and fitness center and world-class restaurant, will rise over a six-story podium consisting of a lobby decorated in fine Italian marble. The project, spanning 1,932,842 square feet of building area, will also include a five-story parking garage with 825 parking spaces.

Evan F. Denner, Deputy CEO of Hypo Real Estate Capital Corporation commented, "We were pleased to be able to work again with the Trump Organization on such an exciting project. The sponsors' experience and exceptional reputations spoke for themselves and made a huge difference in pre-sales of residential units. That, along with our expertise in structuring loans such as this one created strong demand from our clients and a successful syndication effort."

The Trump International Hotel & Tower, Las Vegas loan syndication was the second in Las Vegas in 2006 for Hypo Real Estate Capital. In June, the lender successfully syndicated $121.3 million of a $216.3 million loan on behalf of Sky Las Vegas Condominium, Inc.

Notes to editors:

About Hypo Real Estate Capital Corporation
Hypo Real Estate Capital Corporation, a subsidiary of Hypo Real Estate Bank International, is one of the leading lenders in the United States commercial real estate marketplace. Hypo Real Estate Capital provides innovative financial solutions for a prestigious client base throughout the U.S. Over the last five years, the firm has closed more than $22 billion of loans. Headquartered in New York, Hypo Real Estate Capital is active in all markets across the U.S.

Hypo Real Estate Group
The Hypo Real Estate Group (HREG) is one of the largest European providers of commercial real estate financing. The group consists of the non-operational listed holding company, namely Hypo Real Estate Holding AG based in Munich, and three operational entities. The Hypo Real Estate Bank International AG (Stuttgart) combines the international real estate financing activities. The centre of competence for the German market is Hypo Real Estate Bank AG based in Munich. Hypo Public Finance Bank (Dublin) combines public finance and Capital Markets activities.

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Press contact:

Hypo Real Estate Group
Oliver Gruß
Phone: +49 (0) 89 203007 781
Fax: +49 (0) 89 203007 772
E-mail: oliver.gruss@hyporealestate.com

###

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich


Hypo Real Estate
HOLDING

Wichtige Termine für Aktionäre und Analysten entnehmen Sie bitte der nachfolgenden Übersicht.

2. Oktober 2006	Investor and Capital Market's Day
8. November 2006	Veröffentlichung der Ergebnisse des dritten Quartals 2006
14. März 2007	Veröffentlichung des Jahresabschlusses 2006; Bilanzpressekonferenz, Analystenkonferenz
10. Mai 2007	Veröffentlichung der Ergebnisse des ersten Quartals 2007
23. Mai 2007	Jahreshauptversammlung
8. August 2007	Veröffentlichung der Ergebnisse des zweiten Quartals 2007
7. November 2007	Veröffentlichung der Ergebnisse des dritten Quartals 2007

Press release

Third Investors' Day of the Hypo Real Estate Group

- **Confirmation of forecast for the year 2006**
- **Return on equity after taxes expected to rise to more than 13% in 2009**
- **Four initiatives for further profitable growth**

Munich, 2 October 2006: The Hypo Real Estate Group continues to grow. This underlines the CEO of Hypo Real Estate Holding AG, Georg Funke, on the occasion of the third Investors' Day of the international real estate financier. He confirms the forecasts for the year 2006. Accordingly, net income before taxes is expected to increase to a figure in the range of EUR 550 to 560 million. Return on equity after taxes is expected to be more than 9% in 2006.

As already announced, return on equity after taxes is expected to rise to 11 % to 12% in the year 2007. The Hypo Real Estate Group has now issued guidance for the year 2009 for the first time: Return on equity after taxes is expected to be more than 13% in that year; it is also expected that the cost-income ratio will decline from 34.9% (in 2005) to less than 28%.

According to Georg Funke, the largest independent specialist commercial real estate financier aims to use four growth initiatives in this respect:

- **Growth of the real estate financing portfolio by way of greater sales efforts:** Structured financing business will be expanded on the German market for this purpose. The group also intends to expand its business in Central and Eastern Europe, and also achieve growth on the West coast of America. It is also about to break into the markets of Singapore and Australia.

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 München

- **Portfolio growth and diversification by the activities of Hypo Public Finance Bank:** Particularly by way of asset-based finance and infrastructure financing.
- **Strengthening of off-balance sheet activities** by way of expanding securitisation and syndication activities.
- Further **optimising of costs** by permanent organisation and cost control as well as further optimised **capital management**.

Georg Funke: "Following the expansion of international business, the restructuring of our German activities and the successful start of Public Finance activities, the group is now entering a new phase. With stronger sales efforts in national and international real estate financing as well as new initiatives – particularly at Hypo Public Finance Bank and in off-balance sheet activities – we shall take advantage of market opportunities and further enhance the group's profitability."

Editorial note:
The presentations for the Investors' Day 2006 will be available in the internet (www.hyporealestate.com/IR.html) today after approx. 13 hours (1 PM). The Investors' Day will also be broadcasted live in the internet (live-stream).

Press contact:
Hypo Real Estate Group
Oliver Gruß
Fon: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-Mail:oliver.gruss@hyporealestate.com